FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 26, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RBS announces sale of a North American loan portfolio to Mizuho

The Royal Bank of Scotland Group plc ("RBS") has entered into a definitive agreement with Mizuho Bank, Ltd. (“Mizuho”), a wholly-owned subsidiary of the Mizuho Financial Group, for the sale of a portfolio of US and Canadian loan commitments.  As part of the transaction, the parties also continue to explore the transfer of certain associated derivatives, and the transition from RBS to Mizuho of certain coverage banking, debt capital markets, syndicate, and associated capabilities related to these commitments.

The transaction is aligned with the strategic direction RBS has announced today for its Corporate & Institutional Banking business, which will focus mainly on UK and Western European customers, built on existing product and service strengths. RBS will remain engaged in the US, serving a select group of North American clients with strong links into the UK.

The portfolio sold to Mizuho comprises $36.5bn of loan commitments, including $3.2bn of drawn assets, as of 31 December 2014. The risk weighted assets associated with the portfolio business were approximately $8bn as of 31 December 2014, and it generated profit after tax of $0.1bn in the year ended on that date. The cash consideration on that basis would be approximately $3.0bn, generating a loss on disposal of $0.2bn. Actual cash consideration and loss will depend upon settlement date portfolio balances. Sale proceeds will be used for general corporate purposes.

The transaction is expected to complete before the end of Q2 2015. RBS will work closely with Mizuho and our existing clients associated with these loan commitments to ensure an orderly and seamless transition at completion.

Commenting on the transaction, Ross McEwan, CEO of RBS said: "Today’s agreement with Mizuho marks a further step towards delivering the strategy we set out in 2014 for our Corporate and Institutional Banking business. The agreement allows for continuity of service for our North American clients associated with this transaction and enables RBS to further focus on the needs of our target customer base.”

Contacts:

RBS Investor Relations
+44 (0)207 672 1758

RBS Media Relations
+44 (0)131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	February 26, 2015	By:	/s/ Alan Ewing Mills
			Name:	Alan Ewing Mills
			Title:	Assistant Secretary